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May 24, 2018

VIA EDGAR

Lauren Hamilton
U.S. Securities and Exchange Commission
100 Fifth Street, NE
Washington, DC 20549

RE:	Aspiration Funds (the "Registrant") File No. 812-14389

Dear Ms. Hamilton:
This letter responds to comments that you provided to Matt Beck and Ashley Harris of The Nottingham Company in a telephonic discussion on April 18, 2018, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of certain annual reports and other filings of the Registrant and its series, Aspiration Flagship Fund ("Flagship Fund") and Aspiration Redwood Fund ("Redwood Fund") (each, a "Fund" and collectively, the "Funds"), relating to the fiscal year ended on September 30, 2017. We have summarized the comments below, followed by the Registrant's responses.
1.
Comment: In the Annual Reports for each of the Funds, please enhance the Management's Discussion of Fund Performance ("MDFP") to include relevant market conditions and the investment strategies and techniques used by the Funds' investment adviser, Aspiration Fund Adviser, LLC (the "Adviser") and sub-advisers, during the most recently completed fiscal year per Item 27(b)(7) of Form N-1A. Please explain how the Funds will address the requirements of Form N-1A going forward.

Response: The Registrant confirms that future shareholder reports will include enhanced discussion in the MDFP relating to relevant market conditions and the investment strategies and techniques used by the Funds' Adviser and sub-advisers during the relevant period. The Registrant's enhancements will include for each of the Funds a discussion of the factors that materially affected the Fund's performance during the relevant period. The Registrant will seek input from the Adviser and each of the Fund's sub-advisers, as needed.

2.
Comment: The Funds' prospectuses state that the Funds' Adviser is permitted to seek repayment by the Fund of fees waived or reimbursed by the Adviser within three fiscal years following the fiscal year in which the expenses occurred if the Fund is able to make the repayment without exceeding its current Maximum Operating Expense Limit or the Maximum Operating Expense Limit in place at the time of the initial Agreement. The Securities and Exchange Commission ("SEC") staff's position is that recoupment plans should be limited to three years from the date of the waiver/reimbursement and that recoupment of waived fees and reimbursed expenses is probable if the recoupment period is in excess of three years. Please state in the response letter whether recoupment is limited to three years from the date of the waiver/reimbursement and revise the footnote to the fee table accordingly. If the recoupment period is longer than three years, please state in the response letter whether the Registrant has performed an assessment for the recording of a liability pursuant to FASB ASC 946-20-25-4 and criteria (a), (b), and (c) of paragraph 36 of FASB Concepts Statement No. 6, and the criteria in FASB ASC 450-20-25-2 and 2009 Investment Company Industry Development Audit Report (ARA-INV.73) and their conclusions. In addition, if the recoupment period is longer than three years, please state in the response letter whether the Funds' independent registered public accountant has reviewed the Registrant's assessments and its conclusions.

Response:  The expense limitation agreement will be revised to limit the repayment to three years from the date of the waiver/reimbursement and the footnote to the fee table will be revised accordingly.

3.
Comment: In the "Schedule of Investments" in the Annual Report for the Flagship Fund, please consider further breaking down into sub-categories the investments in exchange-traded products and open-end funds based on the type of investment strategies in which the underlying funds engage.

Response: The Registrant will break down into sub-categories the investments in exchange-traded products and open-end funds based on the type of investment strategies in which the underlying funds engage in future shareholder reports.

4.
Comment: With respect to the Flagship Fund, please describe what items compose the receivables due from the Adviser listed in the "Statement of Assets and Liabilities" and the frequency with which that account is settled. In your response, please address whether the settlement terms are the same as the payments to the Adviser.

Response: The receivables due from the Adviser are the amounts that the Adviser was required to reimburse the Fund under the expense limitation agreement between the Fund and the Adviser.  The Adviser has adopted a process to more quickly reimburse the Fund and such reimbursements will normally be made on a monthly basis (but no longer than a 60 day period).

5.
Comment: With respect to the Redwood Fund, please describe what items compose the receivables due from the Adviser listed in the "Statement of Assets and Liabilities" and the frequency with which that account is settled. In your response, please address whether the settlement terms are the same as the payments to the Adviser.

Response: The receivables due from the Adviser are the amounts that the Adviser was required to reimburse the Fund under the expense limitation agreement between the Fund and the Adviser.  The Adviser has adopted a process to more quickly reimburse the Fund and such reimbursements will normally be made on a monthly basis (but no longer than a 60 day period).

6.
Comment: In the "Annual Fund Operating Expenses" table in the prospectuses for each of the Funds, please add headings to the table to clearly state what information is being provided in the table, including that the fee table shows expense information based on the range of the discretionary management fees a shareholder may pay the Adviser (i.e., between 0.00% and 2.00%).

Response: The Registrant will add headings to the "Annual Fund Operating Expenses" table as requested in a future Post-Effective Amendment to its registration statement.
7.
Comment: We note that the Redwood Fund has consistently reported what we believe to be a high portfolio turnover rate in its Financial Highlights. Please consider adding portfolio turnover risk as a principal risk of the Redwood Fund in the Fund's prospectus.

Response: The Registrant will add portfolio turnover risk as a principal risk of the Redwood Fund in the Fund's prospectus in a future Post-Effective Amendment to the Fund's registration statement.

* * * * *
If you have any questions concerning the foregoing, please do not hesitate to call me at 202.261.3304.
Very truly yours,

/s/ Stephen T. Cohen

Stephen T. Cohen

cc:	Andrei Cherny
Aspiration Fund Adviser, LLC